SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 11 November 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

November 11, 2013

BT WINS ALL LIVE UK TV RIGHTS TO UEFA CHAMPIONS LEAGUE AND UEFA EUROPA LEAGUE
Exclusive live rights to all 350 matches a season for three years from 2015/16
Both finals to be free on BT Sport, as well as top matches from earlier rounds

BT Sport will be the new UK home of UEFA Champions League and UEFA Europa League football, following a tender process in which BT won the exclusive live broadcast rights to all 350 matches from both tournaments. The rights run for three seasons from 2015/16.

This is the first time a single UK broadcaster has won the exclusive live rights to all matches from both tournaments. The hundreds of additional top tier matches will boost BT Sport and make it the natural home for football fans who wish to see the very best European sides pitted against each other.

BT has agreed to pay around £299 million1 a season for the rights, an amount it today said it can incur without changing its current financial outlook (see details at the end of this release).

BT has shaken up the UK TV market with BT Sport and it today pledged to make its new matches far more accessible and affordable for fans who wish to enjoy all the action. It also announced it will show a selection of these new matches for free on BT Sport, even to homes that have not signed up to the channels.

The finals of each tournament will be showcased in this fashion along with a selection of top matches from earlier rounds. Fans will also be delighted to know that each participating British team will feature for free at least once each season.

BT Sport already boasts a very strong line-up of live sport coverage from Fridays to Sundays and the new mid-week games will ensure the channels are even stronger, with fantastic live football being broadcast regularly throughout the week.

Gavin Patterson, BT chief executive, said today: "I am thrilled that BT Sport will be the only place where fans can enjoy all the live action from the UEFA Champions League and UEFA Europa League. Both tournaments are world class and firm favourites with many. The live rights will give a major boost to BT Sport and give people yet another reason to take our terrific service." "BT Sport has got off to a strong start with customers enjoying what we have to offer. We have attracted millions of customers by giving sport back to the fans, and we can assure people who want to catch all the action, that European football will be far more accessible and affordable with BT."

1 The exact amount is €1,075,981,484 for the rights over three seasons.

Commenting on the award of rights, Guy-Laurent Epstein, UEFA Events SA Marketing Director, said: "UEFA is delighted to welcome newcomer BT Sport to the family of UEFA Champions League rights holders. Since its launch in the summer, BT Sport has been UEFA's partner for the UEFA Europa League and has demonstrated its ability to deliver premium sports coverage. We look forward to working with BT Sport on both competitions in the 2015-18 rights cycle."

The UEFA Champions League, which features the top Barclays Premier League football teams, is an incredibly popular tournament with the total UK audience being around 30 million viewers on average in recent seasons2. In addition to the top teams from England, Celtic have also featured, having qualified for the main stages of the tournament via earlier rounds.

The UEFA Europa League, which was won last season by Chelsea, currently features the fifth placed Barclays Premier League team as well as the winners of the FA Cup and League Cup. Teams that drop out of the UEFA Champions League group stages also feature in the tournament.

BT Sport is the UK's newest and most vibrant sports TV service, with three channels showing live top tier action from the Barclays Premier League and the Aviva Premiership as well as a host of other sport. BT has more than two million customers who take the service and the channels reach around four million homes when BT's wholesale deal with Virgin Media is taken into account.

It is also the home for top European league football, showing regular live matches from Germany's Bundesliga, France's Ligue1 and Italy's Serie A. This means many of the stars who will feature in the UEFA Champions League and UEFA Europa League will already be familiar to BT Sport viewers.

The rights are expected to drive additional growth in BT Consumer revenue and profits over the medium-term. BT will pay a deposit of around £60m in November 2013 followed by six-monthly instalments commencing July 2015. Despite these payments, BT's financial outlook is unchanged.

Normalised free cash flow3 is expected to be around £2.3bn in 2013/14, around £2.6bn in 2014/15 and to grow further in 2015/16. BT continues to expect adjusted4 EBITDA to be £6.0bn−£6.1bn in 2013/14, £6.2bn−£6.3bn in 2014/15 and to grow further in 2015/16.

2 Total unique viewers who watched 15 minutes or more of one UEFA Champions League match in a season. The figure is an average over the last three seasons
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 Before specific items

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 11 November 2013